大華銀行
UNITED OVERSEAS BANK

09045710

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2009/UOB2008/UOB-A04/at

27 February 2009

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2009 MAR 30 A 6: 18

Dear Sir

AUDITED RESULTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2008

We enclose a copy of our announcement dated 27 February 2009 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UOB 大華銀行

RECEIVED
2009 MAR 30 A 6:18

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The financial results of the Group for the financial year / fourth quarter of 2008 are enclosed.

Ordinary Share Dividend
The Directors recommend the payment of a final one-tier tax-exempt dividend of 40 cents (2007: 45 cents) per ordinary share for the financial year ended 31 December 2008.

Together with the interim one-tier tax-exempt dividend of 20 cents per ordinary share (2007: interim dividend of 20 cents and special interim dividend of 15 cents per ordinary share less 18% Singapore income tax) paid in September 2008, the total net dividend for the financial year ended 31 December 2008 will be 60 cents (2007: 73.7 cents) per ordinary share amounting to $903 million (2007: $1,113 million). The total net dividend could be more if options under the UOB 1999 Share Option Scheme are exercised for shares by the books closure date.

All existing holders of options under the UOB 1999 Share Option Scheme who exercise their options for shares by the books closure date will be entitled to the final dividend, in accordance with the terms of the scheme. Subject to shareholders' approval at the forthcoming Annual General Meeting to be held on 29 April 2009, the final dividend will be paid on 25 May 2009.

Preference Share Dividends
During the financial year, semi-annual dividends at an annual rate of 5.796% totalling USD29 million (2007: USD29 million) were paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

A semi-annual one-tier tax-exempt dividend of 5.05% per annum will be paid on the Bank's S$1.32 billion Class E non-cumulative non-convertible preference shares on 16 March 2009 for the dividend period from 15 September 2008 up to, but excluding, 15 March 2009.

Closure of Books
Notice is hereby given that, subject to shareholders' approval of the aforementioned final dividend at the Annual General Meeting, the Share Transfer Books and Register of Members of the Bank will be closed from 12 May 2009 to 13 May 2009, both dates inclusive, for the preparation of dividend warrants. Registrable transfers received by the Bank's Registrar, Boardroom Corporate & Advisory Services Pte Ltd, at 3 Church Street #08-01 Samsung Hub, Singapore 049483 up to 5.00 pm on 11 May 2009 will be registered for the final dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the final dividend will be paid by the Bank to CDP which will, in turn, distribute the dividend to holders of the securities accounts.

BY ORDER OF THE BOARD

UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 27th day of February 2009

The results are also available at the Bank's website at www.uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

Group Financial Report for the Financial Year 2008

UOB 大華銀行

Contents

Notes:

1 The financial statements are presented in Singapore dollars.
2 Certain comparative figures have been restated to conform with the current period's presentation.
3 Certain figures in this report may not add up to the respective totals due to rounding.
4 Amounts less than $500,000 in absolute term are shown as "0".
"NM" denotes not meaningful.

UOB

Financial Highlights

	2008	2007	+/(-) %	4Q08	3Q08	+/(-) %	4Q07	+/(-) %
Profit and Loss Summary ($m)								
Net interest income	**3,576**	2,980	20.0	**957**	893	7.2	743	28.8
Non-interest income	**1,675**	1,892	(11.5)	**391**	319	22.3	532	(26.5)
Total income	**5,250**	4,872	7.8	**1,348**	1,213	11.2	1,275	5.7
Less: Total expenses	**2,050**	2,018	1.6	**532**	504	5.5	556	(4.4)
Operating profit	**3,200**	2,854	12.1	**817**	709	15.2	719	13.5
Less: Amortisation/impairment charges	**818**	311	162.9	**383**	161	138.6	130	194.6
Add: Share of profit of associates	**103**	207	(50.5)	**14**	32	(56.6)	48	(70.6)
Less: Tax and minority interests	**548**	641	(14.4)	**116**	105	9.8	131	(11.8)
Net profit after tax [1]	**1,937**	2,109	(8.2)	**332**	475	(30.1)	506	(34.4)
Financial Indicators								
Income mix (%)								
Net interest income	**68.1**	61.2	6.9% pt	**71.0**	73.7	(2.7)% pt	58.3	12.7% pt
Non-interest income	**31.9**	38.8	(6.9)% pt	**29.0**	26.3	2.7% pt	41.7	(12.7)% pt
Profit distribution (%)								
Singapore	**76.4**	71.1	5.3% pt	**88.7**	72.1	16.6% pt	69.9	18.8% pt
Overseas	**23.6**	28.9	(5.3)% pt	**11.3**	27.9	(16.6)% pt	30.1	(18.8)% pt
Basic earnings per ordinary share ($) [2, 3]	**1.25**	1.36	(8.1)	**0.81**	1.23	(34.1)	1.31	(38.2)
Return on average ordinary shareholders' equity (%) [2, 3]	**12.2**	12.6	(0.4)% pt	**8.8**	11.9	(3.1)% pt	12.0	(3.2)% pt
Return on average total assets (%) [3]	**1.07**	1.24	(0.17)% pt	**0.74**	1.04	(0.30)% pt	1.16	(0.42)% pt
Net interest margin (%) [3]	**2.27**	2.04	0.23% pt	**2.45**	2.21	0.24% pt	1.94	0.51% pt
Expense/Income ratio (%)	**39.0**	41.4	(2.4)% pt	**39.4**	41.6	(2.2)% pt	43.6	(4.2)% pt
Net dividend per ordinary share (¢)								
Interim	**20.0**	16.4	22.0	-	-	-	-	-
Special interim	-	12.3	(100.0)	-	-	-	-	-
Final	**40.0**	45.0	(11.1)	**40.0**	-	NM	45.0	(11.1)
Total	**60.0**	73.7	(18.6)	**40.0**	-	NM	45.0	(11.1)

Notes:

1 Refer to profit attributable to equity holders of the Bank.

2 Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.

3 Computed on an annualised basis for quarters.

Financial Highlights *(cont'd)*

	Dec-08	Sep-08	+/(-) %	Dec-07	+/(-) %
Financial Indicators					
Customer loans (net) ($m)	**99,840**	100,433	(0.6)	92,669	7.7
Customer deposits ($m)	**118,171**	113,123	4.5	106,967	10.5
Loans/Deposits ratio (%) [1]	**84.5**	88.8	(4.3)% pt	86.6	(2.1)% pt
NPL ratio (%) [2]	**2.0**	1.5	0.5% pt	1.8	0.2% pt
Total assets ($m)	**182,941**	181,436	0.8	174,950	4.6
Shareholders' equity ($m) [3]	**15,573**	17,155	(9.2)	17,329	(10.1)
Revaluation surplus ($m) [4]	**2,989**	3,267	(8.5)	3,263	(8.4)
Net asset value ("NAV") per ordinary share ($) [5]	**8.90**	9.96	(10.6)	10.91	(18.4)
Revalued NAV per ordinary share ($) [5]	**10.89**	12.13	(10.2)	13.07	(16.7)
Net tangible asset per ordinary share ($) [5]	**6.11**	7.16	(14.7)	8.10	(24.6)
Capital adequacy ratios (%)					
Tier 1	**10.9**	11.2	(0.3)% pt	10.0	0.9% pt
Total	**15.3**	15.5	(0.2)% pt	14.5	0.8% pt

Notes:

1 Refer to net customer loans and customer deposits.

2 Refer to non-performing loans (excluding debt securities and other assets) as a percentage of gross customer loans.

3 Refer to equity attributable to equity holders of the Bank.

4 Refer to revaluation surplus on properties not recognised in the financial statements.

5 Preference shares are excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore ("MAS").

The Group adopted the following FRS and Interpretations to FRS ("INT FRS") during the financial year:

- INT FRS111 Group and Treasury Share Transactions (effective 1 January 2008)
- Amendments to FRS39 Financial Instruments: Recognition and Measurement and FRS107 Financial Instruments: Disclosures (effective 1 July 2008).

The adoption of these FRS and INT FRS has no significant impact on the financial statements of the Group.

Other than the above changes, the accounting policies and computation methods adopted in the audited financial statements for the financial year ended 31 December 2008 are the same as those adopted for the financial year ended 31 December 2007.

2008 versus 2007

The Group's net profit after tax ("NPAT") of $1,937 million for 2008 was 8.2% below that of 2007 despite the 12.1% growth in operating profit. The lower NPAT was mainly attributed to higher impairment charges on loans and investment securities, lower non-interest income and lower contributions from associates, partly offset by higher net interest income.

Total operating income rose 7.8% to $5,250 million. The increase was driven by higher net interest income from expanded loan portfolio and higher contributions from interbank money market activities. This was partly offset by lower fee and commission income from fund management and investment-related activities.

Total operating expenses increased 1.6% to $2,050 million. Staff costs increased 3.5% to $1,082 million mainly due to higher headcount to support business expansion. Other operating expenses decreased 0.5% to $968 million mainly due to lower expenses on business promotion, partly offset by higher occupancy-related expenses. Expense-to-income ratio improved 2.4% points to 39.0% due to higher income growth.

Impairment charges rose 169.1% to $807 million. The increase was mainly due to collective impairment of $288 million provided in the light of the global economic uncertainty, as well as on the expanded loan base. The increase was also due to higher individual impairment on loans and debt securities, reflecting the difficult economic conditions.

Share of pre-tax profit of associates decreased 50.5% to $103 million, mainly due to lower contributions from the major associates.

Net customer loans increased 7.7% over 31 December 2007 to $99.8 billion as at 31 December 2008. Non-performing loan ("NPL") ratio increased to 2.0% from 1.8% a year ago.

Shareholders' equity decreased 10.1% over 31 December 2007 to $15.6 billion as at 31 December 2008. The decrease was largely due to revaluation loss on available-for-sale assets, partly negated by issuance of the Class E preference shares.

The Group's Tier 1 and total capital adequacy ratios of 10.9% and 15.3% as at 31 December 2008 were above the minimum 6% and 10% required by MAS respectively.

Performance Review *(cont'd)*

Fourth Quarter 2008 ("4Q08") versus Third Quarter 2008 ("3Q08")

Group NPAT decreased 30.1% from last quarter to $332 million despite the 15.2% increase in operating profit. The lower NPAT was mainly due to higher impairment charges on loans and investment securities, partly offset by higher operating income.

Total operating income grew 11.2% to $1,348 million, largely contributed by net gain on trading and investment and higher net interest income. These were partly offset by lower fee and commission income from loan-related, fund management and investment-related activities.

Total operating expenses increased 5.5% to $532 million. The increase was mainly due to higher business promotion expenses and staff costs. However, expense-to-income ratio improved 2.2% points to 39.4% due to higher income growth.

Impairment charges rose 141.5% to $381 million, mainly due to higher impairment charges on loans and investment securities.

Net customer loans decreased 0.6% to $99.8 billion as at 31 December 2008. NPL ratio increased to 2.0% from 1.5% in 3Q08.

Shareholders' equity decreased 9.2% to $15.6 billion, largely due to revaluation loss on available-for-sale assets.

Fourth Quarter 2008 ("4Q08") versus Fourth Quarter 2007 ("4Q07")

Group NPAT decreased 34.4% from 4Q07 to $332 million mainly due to higher impairment charges on loans and investment securities and lower fee and commission income, partly offset by higher net interest income.

Total operating income grew 5.7% to $1,348 million, largely contributed by higher net interest income from increased loan volume and lower funding costs. This was partly offset by lower fee and commission income mainly from fund management and investment-related activities.

Total operating expenses decreased 4.4% to $532 million, mainly due to lower expenses on business promotion. Consequently, expense-to-income ratio improved 4.2% points to 39.4%.

Impairment charges rose 197.9% to $381 million, largely due to higher impairment charges on loans and investment securities.

Net Interest Income

Net Interest Margin

	2008			2007		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	$m	$m	%	$m	$m	%
Interest bearing assets						
Customer loans	97,526	4,704	4.82	81,379	4,616	5.67
Interbank balances	30,948	1,050	3.39	36,371	1,526	4.20
Securities	28,941	1,102	3.81	28,591	1,228	4.30
Total	157,415	6,855	4.35	146,341	7,371	5.04
Interest bearing liabilities						
Customer deposits	112,920	1,949	1.73	103,680	2,549	2.46
Interbank balances/other	40,296	1,331	3.30	38,565	1,841	4.77
Total	153,216	3,280	2.14	142,245	4,390	3.09
Net interest margin [1]			2.27			2.04

	4Q08			3Q08			4Q07		
	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	100,767	4,812	4.78	100,025	4,700	4.70	86,821	4,589	5.29
Interbank balances	28,520	839	2.94	31,904	1,096	3.44	35,148	1,320	3.76
Securities	26,091	961	3.68	28,874	1,075	3.72	29,858	1,209	4.05
Total	155,378	6,612	4.26	160,803	6,871	4.27	151,827	7,118	4.69
Interest bearing liabilities									
Customer deposits	119,890	1,903	1.59	113,871	1,914	1.68	107,920	2,418	2.24
Interbank balances/other	32,463	900	2.77	43,297	1,404	3.24	40,319	1,751	4.34
Total	152,352	2,803	1.84	157,168	3,318	2.11	148,239	4,169	2.81
Net interest margin [1]			2.45			2.21			1.94

Note:
1 Net interest margin represents net interest income (annualised for quarters) as a percentage of total interest bearing assets.

Net Interest Income *(cont'd)*

Volume and Rate Analysis

	2008 vs 2007			4Q08 vs 3Q08			4Q08 vs 4Q07		
	Volume Change	Rate Change	Net Change	Volume Change	Rate Change	Net Change	Volume Change	Rate Change	Net Change
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest income									
Customer loans	916	(829)	87	9	19	28	186	(130)	56
Interbank balances	(227)	(248)	(476)	(29)	(35)	(65)	(63)	(58)	(121)
Securities	15	(142)	(127)	(26)	(3)	(29)	(38)	(24)	(63)
Total	704	(1,219)	(515)	(47)	(19)	(65)	85	(212)	(128)
Interest expense									
Customer deposits	227	(827)	(600)	25	(28)	(3)	68	(197)	(130)
Interbank balances/other	74	(584)	(510)	(87)	(39)	(127)	(84)	(130)	(214)
Total	301	(1,411)	(1,111)	(62)	(68)	(130)	(17)	(328)	(344)
Change in number of days	-	-	-	-	-	-	-	-	(3)
Net interest income	403	192	595	15	49	64	101	115	214

2008 vs 2007
Net interest income grew 20.0% to $3,576 million. The increase was driven by expanded loan volume and higher contributions from interbank money market activities. Net interest margin increased 23 basis points to 2.27% mainly due to lower funding costs and improved asset mix.

4Q08 vs 3Q08
Net interest income rose 7.2% to $957 million largely contributed by higher interest margin. Net interest margin grew 24 basis points to 2.45% as a result of higher loan spread and improved asset mix.

4Q08 vs 4Q07
Net interest income increased 28.8% to $957 million mainly due to increased loan volume and lower funding costs. Net interest margin rose 51 basis points to 2.45% largely attributed to lower funding costs and improved asset mix.

Non-Interest Income

	2008	2007	+/(-)	4Q08	3Q08	+/(-)	4Q07	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Fee and commission income								
Credit card	**185**	172	7.5	**48**	47	3.1	50	(4.3)
Fund management	**164**	358	(54.2)	**26**	37	(27.8)	108	(75.5)
Futures broking	**35**	34	3.4	**9**	9	(2.8)	8	3.2
Investment-related	**117**	209	(43.8)	**21**	31	(30.3)	67	(68.2)
Loan-related	**256**	202	26.5	**45**	67	(32.4)	56	(19.5)
Service charges	**82**	81	1.0	**22**	20	6.5	22	(2.7)
Trade-related	**201**	187	7.3	**46**	51	(9.1)	48	(3.7)
Other	**55**	34	59.6	**11**	13	(13.1)	10	14.2
	1,095	1,278	(14.3)	**229**	274	(16.5)	370	(38.2)
Dividend income	**64**	54	20.3	**9**	12	(22.7)	6	50.9
Rental income	**112**	77	45.7	**31**	29	5.1	22	38.4
Other operating income								
Net gain/(loss) from:								
Trading activities	**18**	123	(85.2)	**53**	(6)	NM	25	114.0
Non-trading activities								
Financial instruments measured at fair value to profit and loss	**(69)**	(94)	26.5	**35**	(63)	NM	(29)	NM
Available-for-sale assets and other	**279**	229	22.1	**4**	14	(71.1)	96	(95.7)
	228	258	(11.5)	**92**	(55)	NM	92	0.7
Other income	**175**	226	(22.3)	**30**	59	(49.5)	42	(28.3)
	404	484	(16.5)	**122**	5	NM	133	(8.4)
Total	**1,675**	1,892	(11.5)	**391**	319	22.3	532	(26.5)
Fee and commission income/ Total income (%)	**20.8**	26.2	(5.4)% pt	**17.0**	22.6	(5.6)% pt	29.0	(12.0)% pt
Non-interest income/ Total income (%)	**31.9**	38.8	(6.9)% pt	**29.0**	26.3	2.7 % pt	41.7	(12.7)% pt

2008 vs 2007

Non-interest income decreased 11.5% to $1,675 million. The decrease was mainly due to lower fee and commission income from fund management and investment-related activities.

4Q08 vs 3Q08

Non-interest income increased 22.3% to $391 million, mainly attributed to net gain from trading and investment activities as opposed to net loss in last quarter, partly offset by lower fee and commission income from loan-related, fund management and investment-related activities.

4Q08 vs 4Q07

Non-interest income declined 26.5% to $391 million, largely due to lower fee and commission income from fund management and investment-related activities.

Operating Expenses

	2008	2007	+/(-)	4Q08	3Q08	+/(-)	4Q07	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Staff costs	**1,082**	1,046	3.5	**274**	262	4.6	279	(1.7)
Other operating expenses								
Revenue-related	**472**	508	(7.0)	**122**	116	5.1	159	(23.5)
Occupancy-related	**200**	170	17.8	**51**	53	(4.4)	44	15.8
IT-related	**162**	160	1.5	**45**	41	11.2	38	19.8
Other	**133**	135	(0.9)	**39**	32	23.8	36	9.5
	968	972	(0.5)	**257**	242	6.5	277	(7.1)
Total	**2,050**	2,018	1.6	**532**	504	5.5	556	(4.4)
Of which:								
Depreciation of assets	**134**	141	(4.7)	**34**	33	0.8	35	(4.0)
Total IT costs [1]	**285**	272	4.8	**76**	71	6.0	67	13.4
Total IT costs/ Total operating expenses (%)	**13.9**	13.5	0.4 % pt	**14.3**	14.2	0.1 % pt	12.0	2.3 % pt
Expense/Income ratio (%)	**39.0**	41.4	(2.4)% pt	**39.4**	41.6	(2.2)% pt	43.6	(4.2)% pt
Manpower (number)	**22,299**	21,432	867 no.	**22,299**	22,484	(185) no.	21,432	867 no.

2008 vs 2007
Total operating expenses increased 1.6% to $2,050 million. Staff costs increased 3.5% to $1,082 million mainly due to higher headcount to support business expansion. Other operating expenses decreased 0.5% to $968 million mainly due to lower expenses on business promotion, partly offset by higher occupancy-related expenses. Expense-to-income ratio improved 2.4% points to 39.0% due to higher income growth.

4Q08 vs 3Q08
Total operating expenses increased 5.5% to $532 million. The increase was mainly due to higher business promotion expenses and staff costs. However, expense-to-income ratio improved 2.2% points to 39.4% due to higher income growth.

4Q08 vs 4Q07
Total operating expenses decreased 4.4% to $532 million, largely due to lower expenses on business promotion. Consequently, expense-to-income ratio improved 4.2% points to 39.4%.

Note:
1 Comprise IT staff costs and other IT-related expenses.

Impairment Charges

	2008	2007	+/(-)	4Q08	3Q08	+/(-)	4Q07	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Individual impairment on loans								
Singapore	42	15	174.2	50	4	NM	22	122.0
Malaysia	78	46	67.9	12	7	60.3	8	57.2
Thailand	46	87	(47.1)	13	3	385.9	24	(45.7)
Indonesia	7	(8)	NM	3	5	(53.9)	(2)	NM
Greater China [1]	40	3	NM	37	2	NM	3	NM
Other	112	13	788.7	68	46	48.8	11	491.7
	324	155	108.8	182	67	171.3	67	173.5
Individual impairment on securities and other assets	195	145	34.6	94	18	413.9	61	54.0
Collective impairment	288	-	NM	104	72	44.6	-	NM
Total	807	300	169.1	381	158	141.5	128	197.9

2008 vs 2007
Impairment charges rose 169.1% to $807 million. The increase was mainly due to collective impairment of $288 million provided in the light of the global economic uncertainty, as well as on the expanded loan base. The increase was also due to higher individual impairment on loans and debt securities, reflecting the difficult economic conditions.

4Q08 vs 3Q08
Impairment charges increased 141.5% to $381 million, mainly due to higher impairment charges on loans and investment securities.

4Q08 vs 4Q07
Impairment charges rose 197.9% to $381 million, largely due to higher impairment charges on loans and investment securities.

Note:
1 Comprise China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Dec-08	Sep-08	Dec-07
	$m	$m	$m
Gross customer loans	**102,033**	102,507	94,583
Less: Individual impairment	**800**	685	645
Collective impairment	**1,393**	1,389	1,270
Net customer loans	**99,840**	100,433	92,669
By Industry			
Transport, storage and communication	**5,800**	5,816	5,312
Building and construction	**12,694**	12,422	11,024
Manufacturing	**10,573**	11,005	9,840
Financial institutions	**16,451**	16,217	16,277
General commerce	**13,005**	14,675	12,825
Professionals and private individuals	**12,754**	12,420	11,222
Housing loans	**24,114**	23,671	22,598
Other	**6,641**	6,281	5,487
Total (gross)	**102,033**	102,507	94,583
By Currency			
Singapore dollar	**56,075**	54,218	50,361
US dollar	**15,888**	17,643	14,146
Malaysian ringgit	**11,419**	11,362	10,821
Thai baht	**6,436**	6,571	6,967
Indonesian rupiah	**2,408**	2,749	2,332
Other	**9,807**	9,965	9,956
Total (gross)	**102,033**	102,507	94,583
By Maturity			
Within 1 year	**40,341**	40,739	38,499
Over 1 year but within 3 years	**19,527**	18,713	13,764
Over 3 years but within 5 years	**12,090**	13,477	14,324
Over 5 years	**30,075**	29,577	27,996
Total (gross)	**102,033**	102,507	94,583

Net customer loans decreased 0.6% over 30 September 2008 to $99.8 billion as at 31 December 2008. The decrease was mainly from general commerce sector. Net customer loans grew 7.7% over 31 December 2007 with growth registered across all industries.

Customer Deposits

	Dec-08	Sep-08	Dec-07
	$m	$m	$m
By Product Group			
Fixed deposits	**74,266**	71,919	70,424
Savings deposits	**24,365**	23,129	19,044
Current accounts	**18,312**	16,616	15,369
Other	**1,229**	1,459	2,131
Total	**118,171**	113,123	106,967
By Maturity			
Within 1 year	**114,439**	108,948	103,247
Over 1 year but within 3 years	**2,344**	2,437	1,558
Over 3 years but within 5 years	**871**	1,208	1,707
Over 5 years	**516**	529	456
Total	**118,171**	113,123	106,967
Loans/Deposits ratio (%)	**84.5**	88.8	86.6

Customer deposits grew 4.5% over 30 September 2008 to $118.2 billion as at 31 December 2008. The increase was largely contributed by fixed deposits. Against 31 December 2007, customer deposits rose 10.5% largely on savings deposits.

Debts Issued

	Dec-08	Sep-08	Dec-07
	$m	$m	$m
Subordinated debts			
Due after one year (unsecured)	**5,594**	5,290	5,242
Other debts issued			
Due within one year (unsecured)	**359**	467	923
Due after one year (unsecured)	**293**	437	502
	652	903	1,425
Total	**6,246**	6,194	6,666

Shareholders' Equity

	Dec-08	Sep-08	Dec-07
	$m	$m	$m
Shareholders' equity	**15,573**	17,155	17,329
Add: Revaluation surplus	**2,989**	3,267	3,263
Shareholders' equity including revaluation surplus	**18,562**	20,422	20,592

Shareholders' equity decreased 9.2% over 30 September 2008 to $15.6 billion as at 31 December 2008, largely due to higher revaluation loss on available-for-sale assets. Against 31 December 2007, it decreased 10.1% as a result of the revaluation loss on available-for-sale assets, partly offset by the issuance of S$1.32 billion Class E non-cumulative non-convertible preference shares.

As at 31 December 2008, revaluation surplus of $3.0 billion on the Group's properties was not recognised in the financial statements.

Changes in Issued Shares of the Bank

	Number of shares ('000)			
	2008	2007	**4Q08**	4Q07
Ordinary shares (excluding treasury shares)				
Balance at beginning of period	**1,512,163**	1,523,276	**1,505,611**	1,515,044
Exercise of share options granted under the UOB 1999 Share Option Scheme	**171**	484	**-**	4
Share buyback - held in treasury	**(6,723)**	(11,597)	**-**	(2,885)
Balance at end of period	**1,505,611**	1,512,163	**1,505,611**	1,512,163
Preference shares				
Issue of Class E non-cumulative non-convertible preference shares on 15 September 2008/ balance at end of period	**13,200**	-	**13,200**	-

	Dec-08	Sep-08	Dec-07
	'000	'000	'000
Number of new shares that would have been issued upon exercise of all outstanding options under the UOB 1999 Share Option Scheme	**269**	269	453

Non-Performing Assets

	Dec-08	Sep-08	Dec-07
Non-Performing Assets ("NPA") ($m)			
Loans ("NPL")	**2,062**	1,629	1,713
Debt securities	**243**	314	2
Total	**2,305**	1,943	1,715
By grading			
Substandard	**1,397**	971	1,106
Doubtful	**268**	247	76
Loss	**640**	725	533
Total	**2,305**	1,943	1,715
By security coverage			
Secured	**1,054**	868	1,001
Unsecured	**1,251**	1,075	714
Total	**2,305**	1,943	1,715
By ageing [1]			
Current	**501**	514	203
Within 90 days	**417**	175	216
Over 90 to 180 days	**344**	158	202
Over 180 days	**1,043**	1,096	1,094
Total	**2,305**	1,943	1,715
Cumulative Impairment ($m)			
Individual	**1,008**	973	647
Collective	**1,540**	1,442	1,270
Total	**2,548**	2,415	1,917
Ratios (%)			
NPA ratio [2]	**1.2**	1.0	1.0
Cumulative impairment as % of NPA	**110.5**	124.3	111.8
NPL ratio [3]	**2.0**	1.5	1.8
Cumulative impairment as % of NPL [4]	**106.4**	127.3	111.8
Cumulative impairment as % of gross customer loans [4]	**2.1**	2.0	2.0
Collective impairment as % of gross customer loans net of individual impairment [4]	**1.4**	1.4	1.4

Group NPA of $2,305 million as at 31 December 2008 constituted 1.2% (30 September 2008 and 31 December 2007: 1.0%) of total assets.

Group NPL ratio increased to 2.0% from 1.5% and 1.8% as at 30 September 2008 and 31 December 2007 respectively, reflecting the difficult global economic conditions.

Notes:

1 Where payment of interest or principal of an account is overdue, all outstanding balances of that account are deemed non-current and aged accordingly.
2 Refer to non-performing assets (excluding contingent assets) as a percentage of total assets.
3 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.
4 Debt securities and contingent assets are excluded from the computation.

Non-Performing Assets *(cont'd)*

	NPA	Cumulative Impairment	NPL Ratio	Secured NPL as % of respective NPL	Cumulative Impairment as % of respective NPL
	$m	$m	%	%	%
NPA by Region					
Singapore					
Dec 08	**808**	**1,230**	**1.1**	**51.1**	**140.3**
Sep 08	699	1,131	0.8	56.5	171.9
Dec 07	630	728	1.1	60.2	115.6
Malaysia					
Dec 08	**547**	**374**	**4.5**	**57.4**	**68.4**
Sep 08	511	371	4.1	57.1	72.6
Dec 07	495	368	4.2	61.8	74.3
Thailand					
Dec 08	**530**	**433**	**5.4**	**43.0**	**81.8**
Sep 08	509	440	4.8	39.2	88.3
Dec 07	436	348	6.5	45.6	79.8
Indonesia					
Dec 08	**72**	**90**	**2.0**	**73.6**	**125.0**
Sep 08	79	98	2.0	78.5	124.1
Dec 07	73	103	2.0	74.0	141.1
Greater China					
Dec 08	**97**	**106**	**2.2**	**52.6**	**109.3**
Sep 08	24	69	0.6	58.3	287.5
Dec 07	18	66	0.6	94.4	366.7
Other					
Dec 08	**251**	**315**	**2.3**	**43.0**	**125.5**
Sep 08	121	306	1.1	47.9	252.9
Dec 07	63	304	0.6	73.0	482.5
Group					
Dec 08	**2,305**	**2,548**	**2.0**	**51.1**	**106.4**
Sep 08	1,943	2,415	1.5	53.3	127.3
Dec 07	1,715	1,917	1.8	58.4	111.8

UOB

Non-Performing Assets *(cont'd)*

	Dec-08		Sep-08		Dec-07	
	NPA	**Individual Impairment**	NPA	Individual Impairment	NPA	Individual Impairment
	$m	**$m**	$m	$m	$m	$m
NPA by Industry						
Transport, storage and communication	**18**	**14**	17	13	20	12
Building and construction	**152**	**52**	114	44	145	46
Manufacturing	**539**	**263**	398	213	418	206
Financial institutions	**533**	**301**	490	362	181	35
General commerce	**411**	**191**	307	162	347	171
Professionals and private individuals	**269**	**98**	255	96	272	111
Housing loans	**286**	**32**	263	28	263	35
Other	**97**	**57**	99	55	69	31
	2,305	**1,008**	1,943	973	1,715	647

Performance by Business Segment

	PFS	IFS	GMIM	Other	Total
	$m	$m	$m	$m	$m
2008					
Operating income	1,853	2,097	1,200	100	5,250
Operating expenses	(931)	(689)	(348)	(3)	(1,971)
Amortisation/impairment charges					
Intangible assets	(3)	(8)	-	-	(11)
Loans and other assets	(49)	(369)	(157)	(232)	(807)
Segment profit	870	1,031	695	(135)	2,461
Unallocated corporate expenses					(79)
Share of profit of associates					103
Profit before tax					2,485
Segment assets	37,216	67,287	71,026	1,946	177,475
Intangible assets	1,181	2,286	664	80	4,211
Investment in associates					1,096
Unallocated assets					159
Total assets					182,941
Segment liabilities	62,922	52,614	49,605	1,322	166,463
Unallocated liabilities					759
Total liabilities					167,222
Other information					
Gross customer loans	36,868	65,165	-	-	102,033
Non-performing assets	555	1,750	-	-	2,305
Capital expenditure	65	63	15	70	213
Depreciation of assets	46	46	10	32	134
2007					
Operating income	1,714	2,041	1,128	(11)	4,872
Operating expenses	(835)	(626)	(416)	(72)	(1,949)
Amortisation/impairment charges					
Intangible assets	(4)	(7)	-	-	(11)
Loans and other assets	(59)	(64)	(65)	(112)	(300)
Segment profit	816	1,344	647	(195)	2,612
Unallocated corporate expenses					(69)
Share of profit of associates					207
Profit before tax					2,750
Segment assets	34,138	63,140	70,224	1,841	169,343
Intangible assets	1,191	2,324	670	80	4,265
Investment in associates					1,261
Unallocated assets					81
Total assets					174,950
Segment liabilities	55,587	48,758	50,030	1,972	156,347
Unallocated liabilities					877
Total liabilities					157,224
Other information					
Gross customer loans	33,819	60,764	-	-	94,583
Non-performing assets	535	1,180	-	-	1,715
Capital expenditure	51	55	6	315	427
Depreciation of assets	50	51	10	30	141

Performance by Business Segment *(cont'd)*

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Personal Financial Services ("PFS")

PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal financial services and consultation.

Segment profit rose 6.6% to $870 million in 2008. The increase was mainly from higher net interest income driven by loan growth, and lower impairment charges on loans. These were partly negated by higher revenue-related expenses in line with increased business activities.

Institutional Financial Services ("IFS")

IFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance, Debt Capital Markets, Venture Management and Alternative Investments. Commercial Banking serves the small and medium-sized enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and corporate advisory services. Debt Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans for general corporate needs, leveraged buy-outs, project and structured finance, and underwriting and lead managing bond issues. Venture Management manages, advises and invests in private equity funds on behalf of the Group and third-party investors while Alternative Investments invests in third-party funds on behalf of the Group.

Segment profit reduced 23.3% to $1,031 million in 2008. The decrease was mainly due to higher impairment charges on loans and lower gain from disposal of foreclosed securities. These were partly negated by higher net interest income and loan-related fee income on account of the strong loan growth from Singapore operations.

Global Markets and Investment Management ("GMIM")

GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and management of excess liquidity and capital funds.

Segment profit increased 7.4% to $695 million in 2008. The increase was mainly attributed to higher income from money market activities and higher realised gain on investment securities. These were partially negated by mark-to-market losses on trading portfolio due to the global financial crisis, as well as lower contribution from asset management activities.

Other

Other segment includes property-related activities, insurance businesses and income and expenses not attributable to other business segments.

Segment loss reduced 30.8% to $135 million in 2008. The lower loss was mainly due to higher realised gain on investment securities and higher rental income on properties. These were partly offset by higher collective impairment provided in the light of the global economic uncertainty, as well as on the expanded loan base.

Performance by Geographical Segment[1]

	2008	2007	4Q08	3Q08	4Q07
	$m	$m	$m	$m	$m
Total Operating Income					
Singapore	**3,380**	2,980	**890**	751	780
Malaysia	**548**	568	**140**	128	152
Thailand	**459**	443	**116**	114	122
Indonesia	**286**	258	**80**	75	52
Greater China	**158**	154	**41**	41	36
Other	**419**	469	**83**	105	134
Total	**5,250**	4,872	**1,348**	1,213	1,275
Profit before Tax					
Singapore	**1,907**	1,963	**399**	421	447
Malaysia	**235**	296	**66**	60	77
Thailand	**77**	16	**11**	25	22
Indonesia	**107**	134	**31**	26	22
Greater China[2]	**5**	54	**(26)**	14	(9)
Other	**165**	298	**(31)**	38	80
	2,496	2,761	**450**	583	639
Intangible assets amortised	**(11)**	(11)	**(2)**	(3)	(2)
Total	**2,485**	2,750	**448**	580	637

Singapore and the regional countries accounted for 76.4% and 16.8% of the Group's pre-tax profit in 2008 respectively.

	Dec-08	Sep-08	Dec-07
	$m	$m	$m
Total Assets			
Singapore	**120,064**	118,760	111,305
Malaysia	**17,354**	16,903	15,771
Thailand	**8,902**	8,779	9,740
Indonesia	**4,082**	4,359	3,943
Greater China	**8,597**	7,963	7,644
Other	**19,731**	20,427	22,282
	178,730	177,190	170,685
Intangible assets	**4,211**	4,245	4,265
Total	**182,941**	181,436	174,950

Notes:

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

2 Excluding the revaluation gain/loss on the USD capital injected in United Overseas Bank (China) Limited, the pre-tax profit/(loss) for Greater China would be $46m for 2008, ($27m) for 4Q08 and $16m for 3Q08. The USD capital was funded by borrowing of the same currency and amount in Singapore.

Capital Adequacy Ratios

	Dec-08	Sep-08	Dec-07
	$m	$m	$m
Tier 1 capital			
Share capital	**1,896**	1,896	2,014
Preference shares	**2,149**	2,149	832
Disclosed reserves/other	**13,251**	13,969	13,894
Capital deductions			
Intangible assets	**(4,223)**	(4,257)	(4,279)
Other	**(617)**	(580)	-
	12,456	13,177	12,461
Upper Tier 2 capital			
Cumulative collective impairment/other	**478**	708	1,511
Subordinated notes	**5,259**	4,974	5,196
Capital deductions	**(617)**	(580)	-
	5,120	5,102	6,707
Capital deductions	**-**	-	(1,086)
Total capital	**17,576**	18,279	18,082
Risk-weighted assets [1]	**114,712**	118,044	124,772
Capital adequacy ratios ("CAR")			
Tier 1	**10.9%**	11.2%	10.0%
Total	**15.3%**	15.5%	14.5%

The Group adopted Basel II framework for its CAR computation in accordance with the revised MAS Notice 637 with effect from January 2008.

Group Tier 1 and total CAR decreased over 30 September 2008 to 10.9% and 15.3% as at 31 December 2008 respectively. The decrease was mainly due to lower reserves arising largely from revaluation loss on available-for-sale assets, partly offset by lower risk-weighted assets.

Group Tier 1 CAR and total CAR as at 31 December 2008 were 4.9% points and 5.3% points above the minimum 6% and 10% required by MAS respectively.

Note:
1 Include operational risk with effect from January 2008 and market risk.

Consolidated Profit and Loss Account (Audited)

	2008	2007	+/(-)	**4Q08** [1]	3Q08 [1]	+/(-)	4Q07 [1]	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Interest income	**6,855**	7,371	(7.0)	**1,662**	1,727	(3.8)	1,794	(7.4)
Less: Interest expense	**3,280**	4,390	(25.3)	**705**	834	(15.5)	1,051	(32.9)
Net interest income	**3,576**	2,980	20.0	**957**	893	7.2	743	28.8
Dividend income	**64**	54	20.3	**9**	12	(22.7)	6	50.9
Fee and commission income	**1,095**	1,278	(14.3)	**229**	274	(16.5)	370	(38.2)
Rental income	**112**	77	45.7	**31**	29	5.1	22	38.4
Other operating income	**404**	484	(16.5)	**122**	5	NM	133	(8.4)
Non-interest income	**1,675**	1,892	(11.5)	**391**	319	22.3	532	(26.5)
Total operating income	**5,250**	4,872	7.8	**1,348**	1,213	11.2	1,275	5.7
Less: Staff costs	**1,082**	1,046	3.5	**274**	262	4.6	279	(1.7)
Other operating expenses	**968**	972	(0.5)	**257**	242	6.5	277	(7.1)
Total operating expenses	**2,050**	2,018	1.6	**532**	504	5.5	556	(4.4)
Operating profit before amortisation/ impairment charges	**3,200**	2,854	12.1	**817**	709	15.2	719	13.5
Less: Amortisation/impairment charges								
Intangible assets	**11**	11	(4.8)	**2**	3	(18.6)	2	4.9
Loans and other assets	**807**	300	169.1	**381**	158	141.5	128	197.9
Operating profit after amortisation/ impairment charges	**2,382**	2,543	(6.3)	**434**	548	(20.9)	589	(26.4)
Share of profit of associates	**103**	207	(50.5)	**14**	32	(56.6)	48	(70.6)
Profit before tax	**2,485**	2,750	(9.6)	**448**	580	(22.9)	637	(29.8)
Less: Tax	**521**	573	(9.2)	**109**	97	12.4	117	(6.7)
Profit for the financial period	**1,964**	2,177	(9.8)	**339**	484	(30.0)	521	(34.9)
Attributable to:								
Equity holders of the Bank	**1,937**	2,109	(8.2)	**332**	475	(30.1)	506	(34.4)
Minority interests	**27**	67	(59.1)	**7**	9	(19.3)	15	(52.9)
	1,964	2,177	(9.8)	**339**	484	(30.0)	521	(34.9)
Total operating income								
First Half	**2,690**	2,490	8.0					
Second Half	**2,561**	2,382	7.5					
Profit for the financial year attributed to equity holders of the Bank								
First Half	**1,130**	1,103	2.5					
Second Half	**807**	1,007	(19.8)					
Earnings per ordinary share ($) [2]								
Basic	**1.25**	1.36	(8.1)	**0.81**	1.23	(34.1)	1.31	(38.2)
Diluted	**1.24**	1.36	(8.8)	**0.81**	1.23	(34.1)	1.31	(38.2)

Notes:
1 Unaudited.
2 Annualised for quarters.

UOB 大華銀行

Consolidated Balance Sheet (Audited)

	Dec-08	Sep-08 [1]	Dec-07
	$m	$m	$m
Equity			
Share capital	**4,045**	4,045	2,845
Retained earnings	**5,724**	5,715	5,119
Other reserves	**5,804**	7,396	9,364
Equity attributable to equity holders of the Bank	**15,573**	17,155	17,329
Minority interests	**146**	368	398
Total	**15,719**	17,523	17,726
Liabilities			
Deposits and balances of banks	**28,452**	32,649	32,091
Deposits and balances of non-bank customers	**118,171**	113,123	106,967
Bills and drafts payable	**1,548**	2,043	1,824
Other liabilities	**12,805**	9,904	9,675
Debts issued	**6,246**	6,194	6,666
Total	**167,222**	163,912	157,224
Total equity and liabilities	**182,941**	181,436	174,950
Assets [2]			
Cash, balances and placements with central banks	**20,290**	17,329	17,667
Singapore Government treasury bills and securities	**8,969**	6,387	9,134
Other government treasury bills and securities	**2,341**	3,416	3,482
Trading securities	**139**	208	410
Placements and balances with banks	**15,196**	18,583	15,207
Loans to non-bank customers	**99,840**	100,433	92,669
Investment securities	**15,674**	17,570	19,417
Other assets	**13,091**	9,929	9,359
Investment in associates	**1,096**	1,156	1,261
Properties and other fixed assets	**2,094**	2,180	2,081
Intangible assets	**4,211**	4,245	4,265
Total	**182,941**	181,436	174,950
Off-Balance Sheet Items			
Contingent liabilities	**12,000**	13,827	13,082
Financial derivatives	**368,299**	418,953	388,058
Commitments	**45,232**	47,941	48,359
Net asset value per ordinary share ($)	**8.90**	9.96	10.91

Notes:

1 Unaudited.

2 Assets pledged under repurchase agreements are included in the respective asset items.

Consolidated Statement of Changes in Equity (Audited)

	The Group					
	Attributable to equity holders of the Bank					
	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 January 2008	2,845	5,119	9,364	17,329	398	17,726
Currency translation adjustments	-	-	(412)	(412)	(43)	(455)
Change in available-for-sale reserve						
Net change in fair value	-	-	(2,986)	(2,986)	(13)	(2,999)
Transfer to profit and loss account on disposal/impairment	-	-	54	54	0	54
Change in share of associates' reserves	-	-	(188)	(188)	-	(188)
Total losses recognised directly in equity	-	-	(3,532)	(3,532)	(56)	(3,588)
Profit for the financial year	-	1,937	-	1,937	27	1,964
Total gains/(losses) recognised for the financial year	-	1,937	(3,532)	(1,595)	(28)	(1,623)
Transfers	-	(312)	312	-	-	-
Change in minority interests	-	-	-	-	(188)	(188)
Difference in consideration paid and minority interests acquired [1]	-	-	(356)	(356)	-	(356)
Dividends	-	(1,019)	-	(1,019)	(34)	(1,054)
Share buyback-held in treasury	(120)	-	-	(120)	-	(120)
Share-based compensation	-	-	15	15	-	15
Issue of shares under share option scheme	2	-	-	2	-	2
Issue of Class E preference shares	1,317	-	-	1,317	-	1,317
Balance at 31 December 2008	4,045	5,724	5,804	15,573	146	15,719
Balance at 1 January 2007	3,079	4,450	9,262	16,791	385	17,176
Currency translation adjustments	-	-	(26)	(26)	(24)	(51)
Change in available-for-sale reserve						
Net change in fair value	-	-	10	10	(0)	9
Transfer to profit and loss account on disposal/impairment	-	-	(146)	(146)	(0)	(146)
Change in share of associates' reserves	-	-	48	48	-	48
Total losses recognised directly in equity	-	-	(114)	(114)	(25)	(139)
Profit for the financial year	-	2,109	-	2,109	67	2,177
Total gains/(losses) recognised for the financial year	-	2,109	(114)	1,995	42	2,037
Transfers	-	(213)	213	-	-	-
Change in minority interests	-	-	-	-	20	20
Dividends	-	(1,227)	-	(1,227)	(50)	(1,277)
Share buyback-held in treasury	(240)	-	-	(240)	-	(240)
Share-based compensation	-	-	3	3	-	3
Issue of shares under share option scheme	6	-	-	6	-	6
Balance at 31 December 2007	2,845	5,119	9,364	17,329	398	17,726

Note:

1 Pertained to the acquisition of additional interests in PT Bank UOB Buana Tbk.

Consolidated Statement of Changes in Equity (Unaudited)

	The Group					
	Attributable to equity holders of the Bank					
	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 October 2008	4,045	5,715	7,396	17,155	368	17,523
Currency translation adjustments	-	-	(219)	(219)	(32)	(251)
Change in available-for-sale reserve						
Net change in fair value	-	-	(1,361)	(1,361)	(3)	(1,363)
Transfer to profit and loss account on disposal/impairment	-	-	96	96	(0)	96
Change in share of associates' reserves	-	-	(69)	(69)	-	(69)
Total losses recognised directly in equity	-	-	(1,552)	(1,552)	(35)	(1,587)
Profit for the financial period	-	332	-	332	7	339
Total gains/(losses) recognised for the financial period	-	332	(1,552)	(1,220)	(28)	(1,248)
Transfers	-	(312)	312	-	-	-
Change in minority interests	-	-	-	-	(188)	(188)
Difference in consideration paid and minority interests acquired [1]	-	-	(356)	(356)	-	(356)
Dividends	-	(11)	-	(11)	(6)	(17)
Share-based compensation	-	-	5	5	-	5
Balance at 31 December 2008	4,045	5,724	5,804	15,573	146	15,719
Balance at 1 October 2007	2,902	4,927	9,420	17,249	407	17,656
Currency translation adjustments	-	-	(61)	(61)	(15)	(76)
Change in available-for-sale reserve						
Net change in fair value	-	-	(251)	(251)	(3)	(254)
Transfer to profit and loss account on disposal/impairment	-	-	(18)	(18)	(0)	(19)
Change in share of associates' reserves	-	-	(34)	(34)	-	(34)
Total losses recognised directly in equity	-	-	(364)	(364)	(19)	(383)
Profit for the financial period	-	506	-	506	15	521
Total gains/(losses) recognised for the financial period	-	506	(364)	142	(4)	138
Transfers	-	(304)	304	-	-	-
Change in minority interests	-	-	-	-	(0)	(0)
Dividends	-	(9)	-	(9)	(5)	(15)
Share buyback-held in treasury	(57)	-	-	(57)	-	(57)
Share-based compensation	-	-	3	3	-	3
Issue of shares under share option scheme	0	-	-	0	-	0
Balance at 31 December 2007	2,845	5,119	9,364	17,329	398	17,726

Note:

1 Pertained to the acquisition of additional interests in PT Bank UOB Buana Tbk.

Consolidated Cash Flow Statement (Audited)

	2008	2007	**4Q08** [1]	4Q07 [1]
	$m	$m	**$m**	$m
Cash flows from operating activities				
Operating profit before amortisation and impairment charges	**3,200**	2,854	**817**	719
Adjustments for:				
Depreciation of assets	**134**	141	**34**	35
Net (gain)/loss on disposal of assets	**(163)**	(216)	**8**	(71)
Share-based compensation	**15**	3	**5**	3
Operating profit before working capital changes	**3,186**	2,782	**862**	687
Increase/(decrease) in working capital				
Deposits	**7,564**	10,058	**852**	568
Bills and drafts payable	**(275)**	1,435	**(495)**	1,239
Other liabilities	**3,263**	1,551	**2,720**	947
Trading securities	**271**	74	**69**	30
Placements and balances with banks	**(11)**	9,324	**3,365**	1,172
Loans to non-bank customers	**(7,637)**	(15,949)	**401**	(7,574)
Other assets	**(3,849)**	(1,259)	**(3,244)**	(781)
Cash generated from operations	**2,512**	8,016	**4,530**	(3,711)
Income tax paid	**(915)**	(567)	**(220)**	(137)
Net cash provided by/(used in) operating activities	**1,597**	7,450	**4,310**	(3,849)
Cash flows from investing activities				
Net cash flow on disposal/(acquisition) of:				
Investment securities and associates	**670**	(1,813)	**463**	(165)
Properties and other fixed assets	**(130)**	(348)	**56**	(9)
Change in minority interests	**(188)**	20	**(188)**	(0)
Dividends received from associates	**59**	144	**3**	68
Net cash provided by/(used in) investing activities	**411**	(1,996)	**334**	(107)
Cash flows from financing activities				
Proceeds from issue of ordinary shares	**2**	6	**-**	0
Net proceeds from issue of Class E preference shares	**1,317**	-	**-**	-
Net (decrease)/increase in debts issued	**(420)**	70	**52**	(46)
Share buyback	**(120)**	(240)	**-**	(57)
Dividends paid on ordinary shares	**(979)**	(1,185)	**-**	-
Dividends paid on preference shares	**(41)**	(44)	**-**	-
Dividends paid to minority interests	**(34)**	(50)	**(6)**	(5)
Net cash (used in)/provided by financing activities	**(275)**	(1,442)	**46**	(108)
Currency translation adjustments	**(416)**	(20)	**(221)**	(58)
Net increase/(decrease) in cash and cash equivalents	**1,317**	3,991	**4,468**	(4,121)
Cash and cash equivalents at beginning of the financial period	**30,283**	26,292	**27,132**	34,403
Cash and cash equivalents at end of the financial period	**31,600**	30,283	**31,600**	30,283
Represented by:				
Cash, balances and placements with central banks	**20,290**	17,667	**20,290**	17,667
Singapore Government treasury bills and securities	**8,969**	9,134	**8,969**	9,134
Other government treasury bills and securities	**2,341**	3,482	**2,341**	3,482
Cash and cash equivalents at end of the financial period	**31,600**	30,283	**31,600**	30,283

Note:

1 Unaudited.

Balance Sheet of the Bank (Audited)

	Dec-08 $m	Sep-08 [1] $m	Dec-07 $m
Equity			
Share capital	**3,213**	3,213	2,014
Retained earnings	**5,031**	4,284	3,893
Other reserves	**5,632**	6,591	8,080
Total	**13,876**	14,088	13,987
Liabilities			
Deposits and balances of banks	**27,129**	30,956	30,142
Deposits and balances of non-bank customers	**93,601**	90,247	84,312
Deposits and balances of subsidiaries	**3,722**	3,695	4,047
Bills and drafts payable	**104**	185	372
Other liabilities	**9,822**	7,230	7,013
Debts issued	**6,658**	6,709	6,665
Total	**141,037**	139,022	132,551
Total equity and liabilities	**154,913**	153,110	146,538
Assets [2]			
Cash, balances and placements with central banks	**14,823**	14,154	14,976
Singapore Government treasury bills and securities	**8,899**	6,295	9,052
Other government treasury bills and securities	**1,251**	1,729	1,878
Trading securities	**124**	148	110
Placements and balances with banks	**13,408**	16,124	13,220
Loans to non-bank customers	**76,668**	76,695	71,994
Placements with and advances to subsidiaries	**2,866**	3,299	646
Investment securities	**14,729**	16,533	18,205
Other assets	**11,069**	8,499	7,687
Investment in associates	**372**	372	373
Investment in subsidiaries	**5,293**	4,607	3,859
Properties and other fixed assets	**2,230**	1,473	1,357
Intangible assets	**3,182**	3,182	3,182
Total	**154,913**	153,110	146,538
Off-Balance Sheet Items			
Contingent liabilities	**9,703**	11,428	11,089
Financial derivatives	**351,103**	401,352	377,779
Commitments	**36,761**	39,903	39,872
Net asset value per ordinary share ($)	**8.33**	8.48	9.25

Notes:

1 Unaudited.

2 Assets pledged under repurchase agreements are included in the respective asset items.

Statement of Changes in Equity of the Bank (Audited)

	Share capital $m	Retained earnings $m	Other reserves $m	Total equity $m
Balance at 1 January 2008	**2,014**	**3,893**	**8,080**	**13,987**
Currency translation adjustments	**-**	**-**	**(27)**	**(27)**
Change in available-for-sale reserve				**-**
Net change in fair value	**-**	**-**	**(2,863)**	**(2,863)**
Transfer to profit and loss account on disposal/impairment	**-**	**-**	**127**	**127**
Total losses recognised directly in equity	**-**	**-**	**(2,762)**	**(2,762)**
Profit for the financial year	**-**	**2,417**	**-**	**2,417**
Total gains/(losses) recognised for the financial year	**-**	**2,417**	**(2,762)**	**(346)**
Transfers	**-**	**(300)**	**300**	**-**
Dividends	**-**	**(979)**	**-**	**(979)**
Share buyback-held in treasury	**(120)**	**-**	**-**	**(120)**
Share-based compensation	**-**	**-**	**15**	**15**
Issue of shares under share option scheme	**2**	**-**	**-**	**2**
Issue of Class E preference shares	**1,317**	**-**	**-**	**1,317**
Balance at 31 December 2008	**3,213**	**5,031**	**5,632**	**13,876**
Balance at 1 January 2007	2,247	3,559	8,001	13,807
Currency translation adjustments	-	-	(3)	(3)
Change in available-for-sale reserve				
Net change in fair value	-	-	(31)	(31)
Transfer to profit and loss account on disposal/impairment	-	-	(143)	(143)
Total losses recognised directly in equity	-	-	(176)	(176)
Profit for the financial year	-	1,771	-	1,771
Total gains/(losses) recognised for the financial year	-	1,771	(176)	1,595
Transfers	-	(252)	252	-
Dividends	-	(1,185)	-	(1,185)
Share buyback-held in treasury	(240)	-	-	(240)
Share-based compensation	-	-	3	3
Issue of shares under share option scheme	6	-	-	6
Balance at 31 December 2007	2,014	3,893	8,080	13,987

Statement of Changes in Equity of the Bank (Unaudited)

	Share capital $m	Retained earnings $m	Other reserves $m	Total equity $m
Balance at 1 October 2008	**3,213**	**4,284**	**6,591**	**14,088**
Currency translation adjustments	-	-	(9)	(9)
Change in available-for-sale reserve				-
Net change in fair value	-	-	(1,350)	(1,350)
Transfer to profit and loss account on disposal/impairment	-	-	96	96
Total losses recognised directly in equity	-	-	(1,263)	(1,263)
Profit for the financial period	-	1,047	-	1,047
Total gains/(losses) recognised for the financial period	-	1,047	(1,263)	(216)
Transfers	-	(300)	300	-
Share-based compensation	-	-	5	5
Balance at 31 December 2008	**3,213**	**5,031**	**5,632**	**13,876**
Balance at 1 October 2007	2,070	3,955	8,028	14,054
Currency translation adjustments	-	-	(3)	(3)
Change in available-for-sale reserve				
Net change in fair value	-	-	(231)	(231)
Transfer to profit and loss account on disposal/impairment	-	-	(18)	(18)
Total losses recognised directly in equity	-	-	(251)	(251)
Profit for the financial period	-	237	-	237
Total gains/(losses) recognised for the financial period	-	237	(251)	(14)
Transfers	-	(300)	300	-
Share buyback-held in treasury	(57)	-	-	(57)
Share-based compensation	-	-	3	3
Issue of shares under share option scheme	0	-	-	0
Balance at 31 December 2007	2,014	3,893	8,080	13,987

Additional Disclosure

The following information is provided with reference to the disclosure guidelines of the Financial Stability Forum ("FSF").

Collateralised Debt Obligations

	Dec-08	Sep-08	Dec-07
	$m	$m	$m
ABS CDO			
Exposure	**18**	85	86
Cumulative impairment	**18**	85	40
Corporate CDO			
Exposure	**189**	189	229
Cumulative impairment	**142**	114	59
Net exposure	**47**	75	216

The Group's net exposure to collateralised debt obligations ("CDO") as at 31 December 2008 was $47 million or 0.03% of total assets.

The underlying assets of the ABS CDO were dominantly residential mortgages. As at 31 December 2008, the ABS CDO and corporate CDO were 100% and 75% provided for respectively.

Special Purpose Entities
In the context of FSF, the Group had no exposure to special purpose entities as at 31 December 2008.

Independent Auditors' Report

TO THE MEMBERS OF UNITED OVERSEAS BANK LIMITED

We have audited the accompanying financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group"), which comprise the balance sheets of the Bank and the Group as at 31 December 2008, the profit and loss accounts and the statements of changes in equity of the Bank and the Group, and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards ("FRS"). This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the financial statements of the Bank and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Act and FRS, including the modification of the requirements of FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by MAS Notice 612 Credit Files, Grading and Provisioning, so as to give a true and fair view of the state of affairs of the Bank and the Group as at 31 December 2008, the results of the Bank and of the Group, the changes in equity of the Bank and the changes in equity and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG LLP
Public Accountants and Certified Public Accountants

Singapore
27 February 2009